June 17, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hodan Siad, Esq.

Re:	WFN Credit Company, LLC
World Financial Network Credit Card Master Note Trust
World Financial Network Credit Card Master Trust
Amendment No. 1 to Registration Statement on Form SF-3
File Nos. 333-286337, 333-286337-01 and 333-286337-02

Dear Ms. Siad:

On behalf of WFN Credit Company, LLC, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust, the undersigned hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement be accelerated to 4:00 p.m. on June 20, 2025, or as soon thereafter as practicable.

Securities and Exchange Commission

Very truly yours,

WFN CREDIT COMPANY, LLC

By:	/s/ Wai Chung
Name: Wai Chung
Title: Director and Treasurer